[redacted]

08062147

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT No. 1 to

FORM CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

JCI Limited
(Name of Subject Company)

(Translation of Subject Company's Name into English (if applicable))

The Republic of South Africa
(Jurisdiction of Subject Company's Incorporation or Organization)

Randgold & Exploration Company Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Roger Patrick Pearcey, 10 Benmore Road, Morningside, Sandton, 2146 (P O Box 650905, Benmore, 2010), The Republic of South Africa, +27 11 269 8400
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

December 5, 2008
(Date Tender Offer/Rights Offering Consummated)

PART I --INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The Circular, dated December 5, 2008, prepared in connection with and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 1. The Circular contains forward-looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

The Form of Proxy to be distributed by The Bank of New York in connection with the Circular, dated December 5, 2008 filed as Exhibit 1 to Randgold & Exploration Company Limited's Form CB, is attached as Exhibit 82 and is incorporated herein by reference.

(b) Not applicable.

Item 2. Informational Legends

The required legend is included on the cover page of the Randgold Circular incorporated by reference in Item 1 hereto.

PART II --INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit

2 Certificate of Incorporation of Randgold & Exploration Company Limited, dated September 29, 1992 and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 2.

3 Articles of Association of Randgold & Exploration Company Limited, dated September 29, 1992 and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 3.

4 Memorandum of Association of Corgroup (Neptune) Investments Limited, dated November 24, 1969 and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 4.

5 Articles of Association of Corgroup (Neptune) Investments Limited, dated November 24, 1969 and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 5.

6 Memorandum and Articles of Association of Soundprops 71 (Proprietary) Limited, dated August 17, 1992, as amended May 3, 1993 and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 6.

7 Articles of Association of First Westgold Mining (Proprietary) Limited, dated May 25, 1993 and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 7.

8 Special Resolution of First Westgold Mining (Proprietary) Limited, dated August 23, 1995 and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 8.

9 Memorandum of Association of Free State Development and Investment Corporation Limited, dated February 11, 1944 and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 9.

10 Articles of Association of Free State Development and Investment Corporation Limited, dated October 25, 2001 and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 10.

11 Certificate of Incorporation and Articles and Memorandum of Association of Goldridge Mining Company (Proprietary) Limited, dated October 4, 1974 and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 11.

12 Memorandum of Association of Seltrust Mining Ventures (Proprietary) Limited, dated February 8, 1944 and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 12.

13 Certificate of Incorporation and Articles and Memorandum of Association of Seltrust Mining Ventures (Proprietary) Limited, dated October 29, 1985 and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 13.

14 Certificate of Incorporation and Articles and Memorandum of Association of Minrico Limited, dated September 29, 1999 and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 14.

15 Memorandum and Articles of Association of Pan-African Exploration Syndicate Limited, dated January 10, 1913 and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 15.

16 Amended Articles of Association of Pan-African Exploration Syndicate Limited, dated September 8, 1983 and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 16.

17 Memorandum of Association of Randgold Prospecting & Mineral Holdings Limited, dated November 4, 1992 and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 17.

18 Articles of Association of Randgold Prospecting & Mineral Holdings Limited, dated October 30, 1992 and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 18.

19 Articles of Association of Rand Mines Lands Limited, dated January 1, 2001 and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 19.

20 Memorandum and Articles of Association of Ashbourne Investments (Proprietary) Limited, dated November 25, 1948, as amended June 8, 1964 by Special Resolution and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 20.

21 Special Resolution of Ashbourne Investments (Proprietary) Limited, changing corporate name to Southern Holdings Limited and amending the Articles and Memorandum of Association, dated October 24, 2000 and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 21.

22 Memorandum of Association of Versatex Trading 446 (Proprietary) Limited, dated September 4, 2002 and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 22.

23 Articles of Association of Versatex Trading 446 (Proprietary) Limited, dated September 4, 2002 and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 23.

24 Memorandum of Association of Consolidated African Mines Limited, dated June 9, 1954 and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 24.

25 Memorandum and Articles of Association of Continental Base Metal Mining Company (Proprietary) Limited, dated August 12, 1985 and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 25.

26 Certificate to Commence Business, Certificate of Incorporations, and Memorandum of Association of Bentonite Nominees Limited, dated April 28, 1969 and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 26.

27 Articles of Association of Doornrivier Minerals Limited, dated November 18, 1983 and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 27.

28 Debenture Subscription Agreement, dated January 6, 2004, between JCI Limited, Umoya Holdings (Proprietary) Limited, Itsuseng Investments (Proprietary) Limited, Newline Investments 120 (Proprietary) Limited, Ikamva Investment Holdings (Proprietary) Limited, and Kovacs Investments 608 (Proprietary) Limited, as amended by agreement between JCI Limited, Umoya Holdings (Proprietary) Limited, Itsuseng Investments (Proprietary) Limited, Newline Investments 120 (Proprietary) Limited, Ikamva Investment Holdings (Proprietary) Limited, and Kovacs Investments 608 (Proprietary) Limited and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 28.

29 Debenture Subscription Agreement, dated October 20, 2008, between JCI Limited, Kovacs Investments 608 (Proprietary) Limited, and Itsuseng Investments (Proprietary) Limited and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 29.

30 Shareholder Agreement, dated October 26, 2005, between the Trustees for the Time Being of the Dudley Trust, Bosch Trading Limited, Citation Holdings S.A., Kovacs Investments 608 (Proprietary) Limited, Rocketship Properties (Proprietary) Limited, the Trustees for the Time Being of the Harold Johnson Family Trust, and Boschendal Limited and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 30.

31 Sale of Shares Agreement, dated August 7, 2003, between Randgold & Exploration Company, Limited, Equitant Trading (Proprietary) Limited, and Phikoloso Mining (Proprietary) Limited and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 31.

32 Sale of Cue Incident Shares Agreement, dated May 31, 2005, between Consolidated Mining Management Services Limited and Mvelaphanda Holdings (Proprietary) Limited and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 32.

33 Sale of Shares Agreement, dated February 18, 2008, between Futuremed Pharmaceuticals (Proprietary) Limited, JCI Limited, and Bioclones (Proprietary) Limited and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 33.

34 Sale of Shares Agreement, dated April 10, 2008, between JCI Gold Limited and Mowana Investments (Proprietary) Limited and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 34.

35 Sale of Shares Agreement, dated October 21, 2008, between JCI Limited, Garry John Fromentin, Lyons Property Solutions (Proprietary) Limited, Lyons Corporate Real Estate (Proprietary) Limited, and Lyons Financial Solution Holdings (Proprietary) Limited and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 35.

36 Share Purchase Agreement, dated April 10, 2008, between Cytos Limited, Maitland Nominees Limited, and Maitland Services Limited and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 36.

37 Loan Agreement, dated June 4, 2008, between Nedbank Limited and Boschendal Limited and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 37.

38 Nomination Agreement, dated October 14, 2004, between JCI Limited and Consolidated Mining Management Services Limited and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 38.

39 Memorandum of Mediation Agreement, dated April 7, 2006, between Randgold & Exploration Company Limited and JCI Limited and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 39.

40 Memorandum of Agreement regarding Mediation between Randgold & Exploration Company Limited, JCI Limited, SF Burger, HE Wainer, and C Nupen, dated May 14, 2008 and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 40.

41 Asset Sale Agreement, dated June 2, 2008, between Rocketship Properties (Proprietary) Limited, IFA Boschendal Investments (Proprietary) Limited, Kovacs Investments 608 (Proprietary) Limited, and Citation Holdings S.A. and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 41.

42 Memorandum of Agreement, dated July 26, 2007, between Gold Fields Limited, Western Areas Limited, Free State Development and Investment Corporation Limited, Goldridge Gold Mining Company (Proprietary) Limited, JCI Limited, JCI Gold Limited, JCI Investment Finance (Proprietary) Limited, Jubilee Prospectors Limited, Randgold & Exploration Limited, and Barnato Exploration Limited and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 42.

43 Employment Contract, dated August 17, 2005, between Randgold & Exploration Company and Peter Henry Grey and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 43.

44 Employment Contract, dated November 8, 2005, between Randgold & Exploration Company and Roger Patrick Pearcey and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 44.

45 Employment Contract, dated October 23, 2008, between Randgold & Exploration Company and Marais Steyn and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 45.

46 Final Report on Limited Investigation into the Trade, Dealings, Affairs, or Property of the Randgold & Exploration Company Limited and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 46.

47 Investigation of transactions performed by Consolidated Mining Management Services Limited and JCI Limited Volume I and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 47.

48 Investigation of transactions performed by Consolidated Mining Management Services Limited and JCI Limited Volume II and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 48.

49 Investigation of transactions performed by Consolidated Mining Management Services Limited and JCI Limited Volume III and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 49.

50 Forensic Investigation: First Interim Progress Report, dated October 25, 2005 and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 50.

51 Forensic Investigation: Second Interim Progress Report, dated November 3, 2005 and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 51.

52 Forensic Investigation: Third Interim Progress Report, dated November 15, 2005 and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 52.

53 Forensic Investigation: Fourth Interim Progress Report, dated December 7, 2005 and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 53.

54 Forensic Investigation: Fifth Interim Progress Report, dated January 26, 2006 and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 54.

55 Forensic Investigation: Sixth Interim Progress Report, dated February 21, 2006 and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 55.

56 Letter from KPMG to the Securities Regulation Panel regarding Section 440D of the Companies Act, dated January 18, 2008 and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 56.

57 Valuation Report of Residual Properties of Boschendal Limited, dated May 23, 2008 and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 57.

58 Mineral Asset Valuation Report on the Du Preez Leger Project and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 58.

59 Environmental Management Plan associated with Mining Permit Application for Du Preez Leger Project, dated August 1, 2005 and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 59.

60 Press Release by Randgold and JCI, dated February 28, 2007, titled "Statement by the Mediators," and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 60.

61 Press Release by Randgold and JCI, dated March 5, 2007, titled "In the Mediation Between: Press Release by Randgold and JCI, dated March 7, 2007, titled "Joint announcement to R&E and JCI shareholders relating to a statement by the mediators in the mediation between the companies; a postscript thereto and further renewal of cautionary announcement," and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 61.

62 Press Release by Randgold and JCI, dated March 7, 2007, titled "Statement by the Mediators," and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 62.

63 Press Release by Randgold and JCI, dated March 15, 2007, titled "Shareholder update on the settlement and/or merger negotiations between R&E and JCI (collectively "the companies" or "both companies") and further renewal of cautionary announcement," and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 63.

64 Press Release by Randgold and JCI, dated April 4, 2007, titled "Joint Announcement by R&E and JCI a Proposal for the Merger of the Companies," and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 64.

65 Press Release by Randgold and JCI, dated April 23, 2007, titled "Joint Announcement by R&E and JCI (Collectively "The Companies" or "Both Companies") A Proposal for the Merger of the Companies and Further Renewal of Cautionary Announcement," and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 65.

66 Press Release by Randgold and JCI, dated June 11, 2007, titled "Joint Cautionary Announcement," and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 66.

67 Press Release by Randgold and JCI, dated June 29, 2007, titled "Request for Submissions," and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 67.

68 Press Release by Randgold and JCI, dated July 20, 2007, titled "Joint Announcement – Update on Application to SRP regarding Proposed Merger," and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 68.

69 Press Release by Randgold and JCI, dated October 31, 2007, titled, "Results of General Meeting," and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 69.

70 Press Release by JCI, dated December 13, 2007, titled "NAV as at 31 March 2007 – Auditors provide limited assurance," and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 70.

71 Press Release by Randgold and JCI, dated April 4, 2008, titled "Update to Shareholders," and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 71.

72 Press Release by Randgold and JCI, dated April 4, 2008, titled "Draft Merger Circulars Submitted," and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 72.

73 Press Release by Randgold and JCI, dated July 18, 2008, titled "Proposed Settlement Agreement and Renewal of Cautionary Announcement," and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 73.

74 Press Release by Randgold and JCI, dated July 22, 2008, titled "Proposed Settlement Agreement and Renewal of Cautionary Announcement," and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 74.

75 Press Release by Randgold and JCI, dated July 24, 2008, titled "Update to Shareholders," and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 75.

76 Press Release by Randgold and JCI, dated July 31, 2008, titled "Memorandum of Understanding between R&E and JCI," and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 76.

77 Press Release by Randgold, dated August 26, 2008, titled "Update to shareholders and renewal of cautionary announcement R&E claims against JCI Limited ("JCI")," and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 77.

78 Press Release by JCI, dated August 27, 2008, titled "Mediation Process with Randgold & Exploration Company Limited Further Cautionary Announcement," and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 78.

79 Press Release by Randgold, dated October 14, 2008, titled "Further Cautionary Announcement," and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 79.

80 Press Release by Randgold, dated October 31, 2008, titled "Further Renewal of Cautionary Announcement," and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 80.

81 Press Release by Randgold, dated November 6, 2008, titled "R&E and JCI resume Merger Talks," and attached to Randgold & Exploration Company Limited's Form CB filed with the SEC on December 8, 2008 as Exhibit 81.

PART III --CONSENT TO SERVICE OF PROCESS

The person furnishing this Form filed with the U.S. Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB on December 8, 2008.

PART IV –SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RANDGOLD & EXPLORATION COMPANY LIMITED

By: [signature]
Name: Van Zyl Botha
Title: Group Financial Manager

Date: December 12, 2008

Exhibit 82

RANDGOLD & EXPLORATION COMPANY LIMITED ANNUAL MEETING TO BE HELD ON 01/19/09
FOR HOLDERS AS OF 12/02/08 * ISSUER CONFIRMATION COPY - INFO ONLY *
7 1-0001

THIS FORM IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY. PLEASE DO NOT USE IT FOR VOTING PURPOSES.

753009307

RANDGOLD & EXPLORATION COMPANY LIMITED
01/19/09
2 -I -6

THIS SPACE INTENTIONALLY LEFT BLANK

PLEASE INDICATE YOUR VOTING

INSTRUCTIONS FOR EACH PROPOSAL

END

01 *- APPROVAL OF THE PROPOSED MERGER WITH JCI IN TERMS OF THE MERGER --->>> RATIO OF 1 R&E SHARE FOR EVER 95 JCI SHARES 0830101 --->>> 01

02 *- APPROVAL FOR THE PROPOSED MERGER ON THE BASIS OF THE LIMITS TO ---->>> NAV FLUCTUATIONS OF 10% IN JCI AND/OR 20% IN R&E 0830101 --->>> 02

03 *- APPROVAL OF THE CASH PAYMENT IN RESPECT OF ROUNDING OF FRACTIONS -->>> 0039980 --->>> 03

S1 *- APPROVAL OF THE INCREASE TO THE AUTHORISED SHARE CAPITAL OF ------->>> R&E 0080604 --->>> S1

04 *- AUTHORISING THE NEW SHARES TO BE ISSUED TO BE PLACED UNDER THE ---->>> CONTROL OF THE BOARD OF DIRECTORS OF R&E 0039980 --->>> 04

05 *- AUTHORISING THE BOARD OF DIRECTORS OF R&E TO DO ALL SUCH ----------->>> THINGS AND SIGN ALL SUCH DOCUMENTS IN ORDER TO IMPLEMENT THE RESOLUTIONS AS SET OUT IN THE NOTICE OF GENERAL MEETING 0039980 --->>> 05

NOTE SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF

NOTE IN ORDER TO HAVE YOUR SHARES VOTED, YOUR INSTRUCTIONS MUST BE RECEIVED NO LATER THAN JANUARY 12, 2009 AT 5:00 P.M. EST

DO NOT USE

DO NOT USE

DO NOT USE

DO NOT USE

DO NOT USE

DO NOT USE

DO NOT USE

DO NOT USE

X

3

753009307

PLACE "X" HERE IF YOU PLAN TO ATTEND AND VOTE YOUR SHARES AT THE MEETING ☐

Broadridge

51 MERCEDES WAY
EDGEWOOD NY 11717

S37782

RANDGOLD & EXPLORATION COMPANY LIMIT
C/O BANK OF NEW YORK - ADR DEPT.
101 BARCLAY STREET, 22ND FLOOR FL
NEW YORK, NY 10286

MATERIALS ELECTION

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P01H

SIGNATURE(S) DATE